1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
William J. Bielefeld william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

February 13, 2024

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey W. Long

Re:	Stone Point Credit Corporation (the “Registrant” or the “Company”)

(File No. 814-01375)

Dear Mr. Long:

This letter responds to comments that you conveyed to me via telephone on January 25, 2024. These comments pertain to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual report filed on Form 10-K for the Company, relating to the fiscal year ended December 31, 2022. A summary of the Staff’s comments, along with the Company’s responses, is set forth below.

Comment 1. The Company discloses weighted average yield to maturity on funded debt and other income producing investments during the period, please include weighted average yield to maturity on all investments in the portfolio, not just funded debt and income producing to provide a full picture to investors. If the weighted average yield to maturity on all investments is provided, other sub-categories may be provided separately.

Response 1.  The Company respectfully acknowledges the Staff’s comment and will incorporate the relevant disclosure in future filings accordingly.

Comment 2. To the extent any securities listed in the Schedule of Investments are restricted securities, please include the disclosure required by Regulation S-X Rule 12-12.

Response 2.  The Company respectfully acknowledges the Staff’s comment and will incorporate the relevant disclosure in future filings accordingly.

Comment 3. The tables in Note 9 to the financial statements show the weighted average range for certain unobservable inputs. Please add disclosure on how the weighted average is calculated, consistent with ASC 820-10-50-2(bbb).

Response 3.  The Company respectfully acknowledges the Staff’s comment and will incorporate the relevant disclosure in future filings accordingly.

* * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld

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